UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check one):

X Form 10-K
  Form 20-F
  Form 11-k
  Form 10-Q
  Form N-SAR
  Form N-CSR

For Period Ended:  December 31, 2004

  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR
For the Transition Period Ended:  ____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________

PART I  REGISTRANT INFORMATION

General Cable Corporation
-----------------------------------------------------------------------
Full Name of Registrant

-----------------------------------------------------------------------
Former Name if Applicable

4 Tesseneer Drive
-----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Highland Heights, Kentucky 41076
-----------------------------------------------------------------------
City, State and Zip Code

PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a) The reason described in reasonable detail in Part III of this
     |     form could not be eliminated without unreasonable effort or
     |     expense.
 |X| | (b) The subject annual report, semi-annual report, transition
     |     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
     |     Form N-CSR, or portion thereof, will be filed on or before
     |     the fifteenth calendar day following the prescribed due date;
     |     or the subject quarterly report or transition report on Form
     |     10-Q, or portion thereof, will be filed on or before the
     |     fifth calendar day following the prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time peirod.

(Attach extra Sheets if Needed)

Registrant cannot file the Form 10-K without unreasonable effort or expense because an unexpected significant large portion of the time and effort of its financial reporting personnel has been devoted to the evaluation and assessment of the Registrant's internal controls over financial reporting as of December 31, 2004.

PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Robert J. Siverd                 859            572-8890
     ----------------------      ------------    ------------------
     (Name)                      (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         Yes [X]          No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Yes [X]          No [  ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On February 1, 2005, the Company issued a press release containing its financial results for the quarter and year ended December 31, 2004. In the press release the Company reported net income applicable to common shareholders of $3.3 million for the fourth quarter and $9.5 million for the full year. Fully diluted earnings per share were reported at $0.08 for the quarter and $0.24 for the full year. Subsequent to the press release, the Company received notification that a tax audit had been settled. As a result of this subsequent event, the Company will change its previously disclosed financial results for the quarter and year ended
     December 31, 2004. The Company's reported net income applicable to common shareholders will increase to $25.7 million for the fourth quarter of 2004 and $31.9 million for the full year of 2004. Fully diluted earnings per share will increase to $0.54 for the fourth quarter and $0.75 for the full year. There will be no adjustment to the reported results for any prior years as a result of this tax settlement.


                      GENERAL CABLE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS AND OPERATIONS
                         (IN MILLIONS, EXCEPT PER SHARE DATA)
                                     (UNAUDITED)

                                          ---------------------   -----------------------
                                           FISCAL THREE MONTHS     FISCAL TWELVE MONTHS
                                            ENDED DECEMBER 31       ENDED DECEMBER 31
                                          ---------------------   -----------------------
                                                     PREVIOUSLY                PREVIOUSLY
                                                      REPORTED                  REPORTED
                                            2004        2004         2004         2004
                                          --------   ----------   ----------   ----------

Net sales                                 $485.3     $485.3       $1,970.7     $1,970.7
Cost of sales                              430.0      430.0        1,756.0      1,756.0
                                          --------   ----------   ----------   ----------

Gross profit                                55.3       55.3          214.7        214.7
Selling, general and
  administrative expenses                   42.3       42.3          158.2        158.2
                                          --------   ----------   ----------   ----------

Operating income                            13.0       13.0           56.5         56.5
Other expense                                ---        ---           (0.9)        (0.9)
Net interest expense                        (8.9)      (9.0)         (36.2)       (36.3)
                                          --------   ----------   ----------   ----------

Earnings before income taxes                 4.1        4.0           19.4         19.3
Income tax (provision) benefit              22.7        0.4           18.1         (4.2)
                                          --------   ----------   ----------   ----------

Income from continuing operations           26.8        4.4           37.5         15.1

DISCONTINUED OPERATIONS
--------------------------------------

Gain on disposal of discontinued
operations (net of tax)                      0.4        0.4            0.4          0.4
                                          --------   ----------   ----------   ----------

Net income                                  27.2        4.8           37.9         15.5
Less: preferred stock dividends             (1.5)      (1.5)          (6.0)        (6.0)
                                          --------   ----------   ----------   ----------

Net income applicable to common
shareholders                              $ 25.7     $  3.3       $   31.9     $    9.5
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------

EPS OF CONTINUING OPERATIONS
--------------------------------------
Earnings per common share                 $  0.65    $  0.07      $    0.81    $    0.23
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------

Weighted average common shares              39.1       39.3           39.0         39.2
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------

Earnings per common share-
  assuming dilution                       $  0.53    $  0.07      $    0.75    $    0.23
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------

Weighted average common shares-
  assuming dilution                         50.6       40.3           50.3         39.9
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------

EPS INCLUDING DISCONTINUED OPERATIONS
----------------------------------------
Earnings per common share                 $  0.66    $  0.08      $    0.82    $    0.24
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------

Earnings per common share-
  assuming dilution                       $  0.54    $  0.08      $    0.75    $    0.24
                                          --------   ----------   ----------   ----------
                                          --------   ----------   ----------   ----------


_____________________________________________________________________

                          General Cable Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005                    By /s/ Robert J. Siverd
     --------------                       ----------------------------
                                          Robert J. Siverd
                                          Executive Vice President and
                                          General Counsel